Exhibit 21.1
Subsidiaries of the Registrant*

Legal Name	Jurisdiction of Incorporation
Galactic Co., LLC (formerly TSC, LLC)	Delaware
Vehicle Holdings, Inc. (formerly TSC Vehicle Holdings, Inc.)	Delaware
Virgin Galactic, LLC (Formerly VGH, LLC)	Delaware
Virgin Galactic Limited	England and Wales
Galactic Enterprises, LLC (formerly Virgin Galactic, LLC)	Delaware
Virgin Galactic Vehicle Holdings, Inc.	Delaware

*Pursuant to Item 601(b)(21) of Regulation S-K, the name of a particular subsidiary has been omitted because, it would not constitute, as of the end of the year covered by this report, a “significant subsidiary” as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934.